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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66091

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___Jan 1, 2012___ AND ENDING___Dec 31, 2012___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Hina Group Inc.

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

TWO EMBARCADERO CENTER, SUITE 2310

(No. and Street)

SAN FRANCISCO   CA   94111

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jung-mei Wang   408-998-1688 x 162

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WANG & CHOU ACCOUNTANCY CORPORATION

(Name – if individual, state last, first, middle name)

28 NORTH 1ST STREET #900   SAN JOSE   CA   95113

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ERIC CLOW_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____THE HINA GROUP, INC_____ , as of ____DECEMBER 31_____, 20__12_, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

~~State of California County of~~
SANTA CLARA

Subscribed and sworn to (or affirmed)
before me on this 10th day of JAN. , 20 13, by
ERIC CLOW ,
proved to me on the basis of satisfactory evidence
to be the person(s) who appeared before me.

Signature _____Pandit_____

_____ Signature

_____CFO_____
Title

(Seal) Pandit

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE HINA GROUP, INC.
(SEC I.D. No. 8-66091)

REPORT OF INDEPENDENT AUDITORS
AND
FINANCIAL STATEMENTS
Year Ended December 31, 2012

Filed pursuant to Rule 17a-5(e)(3) under
The Securities Exchange Act of 1934
As a PUBLIC DOCUMENT

THE HINA GROUP, INC.
(Wholly Owened Subsidiary of Hina Group Holding)
Contents

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688   Fax: (408) 998-1689

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
The Hina Group, Inc.
San Francisco, California

We have audited the accompanying statement of financial condition of The Hina Group, Inc., a California corporation, as of December 31, 2012, and the related statement of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Hina Group, Inc. as of December 31, 2012, and the results of its operations and changes in its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wang & Chou Accountancy Corp.
San Jose, California

January 22, 2013

THE HINA GROUP, INC.
(Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Financial Condition

At December 31,		2012
ASSETS		
Current assets		
Cash and cash equivalents <Notes 1 & 2>	$	60,174
Accounts receivable, net of allowance <Note 3>		611,653
Prepaid expenses		7,509
Total current assets		679,336
Property and equipment, net of depreciation <Note 4>		4,511
Other assets		
Deferred tax asset (Options) <Note 7 >		60,447
Security deposits <Note 9>		22,500
Total other non-current assets		82,947
Total assets	$	766,794

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Financial Condition

December 31,	2012
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current liabilities:	
Accounts Payable	$ -
Accrual Payable	-
Credit Card Payable - Wells Fargo	5,498
Income Tax Payable	474
Payroll and payroll tax payable	-
Total current liabilities	5,972
Long - term liabilities	-
Total liabilities	5,972
Stockholders' equity	
Common stock ($1 par value; 10,000,000 shares authorized, 150,000 issued and outstanding)	150,000
Additional paid in capital <Note 7>	151,117
Retained earnings	459,704
Total stockholders' equity	760,821
Total liabilities and stockholders' equity	$ 766,794

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings.)
Statement of Operations

For the year ended December 31,		2012
Consulting income	$	1,081,192
Less: cost of sales		-
Gross profits		1,081,192
Less: general and administrative expenses <see schedule>		992,056
Income (loss) from operations		89,136
Other income (expenses):		
Other income/(expenses)		-
Interest income		7
Total Other income (expenses)		7
Income (loss) before provision for income taxes		89,143
Income tax expenses (benefits) <Note 5>		30,360
Net income (loss) before extraordinary item		58,783
Extraordinary item		
Option deferred tax		4,954
Total Extraordinary item		4,954
Net income (loss)	$	63,736
Basic Earnings Per Share		0.39
Weighted-average number of common shares outstanding	$	150,000

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of Stockholders' Equity

	Number of shares	Common stock	Additional paid-in capital	Retained earnings	Total
Balance - December 31, 2011	150,000 $	$150,000 $	138,734 $	395,968 $	684,702
Issurance of stock option			12,383		12,383
Net Income			'	63,736	63,736
Balance - December 31, 2012	150,000 $	150,000 $	151,117 $	459,704 $	760,821

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Statement of cash flows

For the years ended December 31,		2012
Cash flows form operating activities:		
Net income (loss)	$	63,736
Adjustments to reconcile net income		
to net cash provided by operating activities		
Depreciation and amortization		9,020
Change in accounts receivable		(156,824)
Change in prepaid expenses		7,794
Change in other receivable		7,720
Change in accounts payable		(1,210)
Change in income taxes payable		474
Change in deferred taxes payable		(4,953)
Total adjustment		(137,979)
Net cash provided (used) by operating activities		(74,243)
Cash flows from investing activities:		
Cash payments for purchase of equipment		
Net cash provided (used) by investing activities		-
Cash flows from financing activities:		
Change in additional paid in capital		12,383
Proceeds from issuance of common stock		-
Net cash provided (used) by financing activities		12,383
Net change in cash and cash equivalents		(61,860)
Cash and cash equivalents at beginning of year		122,034
Cash and cash equivalents at end of year	$	60,174
Supplemental cash flows disclosures:		
Income tax payments	$	30,360

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2012

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Summary of Significant Accounting Policies

The Company:

The Hina Group, Inc. (the Company), a California corporation, is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of FINRA. The company advises clients regarding M&A transactions and private placements, primarily in the China and United States communications and IT industries.

The Company is 100% owned subsidiary of Hina Group Holdings in George Town, The Island of Grand Cayman, Cayman Islands. Hina Group Holdings is comprised of the following companies: The Hina Group, Inc., Hina Group Beijing.

Accounting Methods

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America and prevailing industry practice.

Cash and Cash Equivalents:

The Company defines cash equivalents as all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase. The Company states cash equivalents at cost, which approximates market.

Fair Value of Financial Instruments:

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and other liabilities approximate fair value due to their short maturity.

Income Taxes:

Income taxes are computed using the asset and liability method in accordance with Statement of Financial Accounting Standard No. 109 (FAS 109), "Accounting for Income Taxes". Under FAS 109, deferred income tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities are measured using the currently enacted tax rates laws. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Revenue Recognition:

Revenue is recognized when service is performed. There are two types of revenue, which are called retainer fees and success fees. Retainer fees are called out in the Company and customer engagement letter as a non-refundable monthly fee for services; these revenues are recognized as invoices are issued. Success fees are dependent upon completion of funding or an acquisition and are not earned if the transaction is not a success a s defined in the engagement letter. Hina Group, Inc. has a service agreement with Hina Group Holdings, its parent company, which allows it to bill

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2012

its parent for all costs plus an 8% profit margin, where the 8% profit margin is based on a transfer pricing study.

Property and Equipment:

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, generally three to seven years. Expenditures that extend the useful lives of assets are capitalized and maintenance and repairs are expensed. Gains and losses upon asset disposal are taken into income in the year of disposition.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Certain Risks and Concentrations

Present accounting standards require disclosure of concentrations of credit risk, including bank balances in excess of Federal Deposit Insurance Corporation (FDIC) guarantee. At December 31, 2012, the Company did not have bank balance in excess of FDIC guarantee.

In 2012, Hina Group Holding accounted for 100% the total revenues.

NOTE 2 – Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

At December 31,		2012
Cash in bank - Wells Fargo checking	$	51,155
Cash in bank - Merill Lynch		9,019
Cash and cash equivalents	$	60,174

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2012

NOTE 3 – Accounts Receivable

At December 31,		2012
Accounts receivable	$	611,653
Less: Allowance for bad debts		-
Accounts receivable - net	$	611,653

NOTE 4 - Property and Equipment:

Property and equipment consist of the following:

At December 31,		2012
Furniture and fixture	$	65,699
Equipment		21,055
Less: Accumulated depreciation		(82,243)
Net property and equipment	$	4,511

NOTE 5 - Income Taxes:

The provision for income taxes consists of the following:

For the year ended December 31,		2012
Current		
Federal	$	18,988
State		8,729
Total current income tax	$	27,717

NOTE 6 - Related Party Transactions:

The Company is a member of a group of companies owned by or affiliated with Hina Group Holdings. The relationships are as follows:

Related Parties	**Relationship**
Chen, Hong	Shareholder of Hina Group Holdings
Eric Clow	Shareholder of Hina Group Holdings
Hina Group Holdings – Cayman Islands	Shareholder of The Hina Group, Inc.
Hina Group Beijing	Subsidiary of Hina Group Holdings

The significant transactions with the aforementioned parties are summarized as follows:

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2012

At December 31,	2012
Accounts receivable - Hina Group Holding	$ 611,653

NOTE 7 – Options granted

The Company granted 1,770,000 shares of common stock in 2006 with exercise price $0.50 per share. The total Options cost during 2006 is $444,085. With tax rate 40%, total deferred tax asset (Options) is $ 60,447 as of December 31, 2012.

NOTE 8 - Regulatory requirements

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (reserve requirement for brokers and dealers) in that the Company does not hold funds or securities of customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2012, the Company had net capital of $54,022 which was $49,022 in excess of its net capital requirements of $5,000.

NOTE 9 – Lease

The Company engaged its operating lease agreement with EMBARCADERO CENTER ASSOCIATES, a California general partnership on November 12, 2010 and the term of the lease through December 31, 2015. The security deposit of $22,500 for rent was paid on November 16, 2010. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments, which are subject to escalation, on these leases are as follows:

The total lease payments are estimated as follows:

Year	Minimum lease payment
2013	$ 88,956
2014	$ 91,074
2015	$ 93,192

Rent expense incurred on the above leases was $ 74,007 for the year ended December 31, 2012.

NOTE 10 – Subsequent Events

Subsequent events have been evaluated through January 22, 2013, which is the date the financial statements were available to be issued, and no events have been identified which require disclosure.

Supplementary Information

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)
Schedule of General and Administrative Expenses

For the year ended December 31,		2012
Accounting fees	$	16,450
Bank charges		1,598
Compensation cost - option		12,383
Conference		1,710
Contribution		6,821
Depreciation expenses		9,020
Dues and subscriptions		56,840
Insurance		47,239
Licenses and permits		3,518
Meals and entertainments		5,865
Marketing		500
Office expenses		7,262
Outside services		295
Payroll services		1,801
Payroll tax		46,794
Penalty		70
Professional fees		9,959
Property tax		10,046
Postage and delivery		842
Rent		74,007
Salaries and wages		596,044
Telephone		41,764
Training		904
Travel		40,324
Total operating expenses	$	992,056

THE HINA GROUP, INC.
(A Wholly Owned Subsidiary of Hina Group Holdings)

SCHEDULE I
Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission

31-Dec-12

Net Capital

Total shareholders' equity	$	760,822
Add: subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings		760,822
Deductions and/or charges		
Nonallowable assets:		
Receivable (related party)		611,653
Prepaid expense		7,509
Fixed asset		4,511
Deferred tax asset		60,447
Security deposits		22,500
		706,620
Net capital before haircuts on securities positions		54,202
Haircuts:		180
Net capital	$	54,022

Aggregate Indebtedness

Accounts payable	$	5,972
Total aggregate indebtedness	$	5,972

Computation of Basic Net Capital Requirement

Minimum net capital under rule 15c3-1(a)(1)(i)	398
Minimum net capital under rule 15c3-1(a)(2)(i)	5,000
Required minimum net capital (greater of 15c3-1(a)(1)(i) rule 15c3-1(a)(2)(i))	5,000
Excess Net Capital	49,022
Excess Net Capital At 1000%	48,022
Ratio: Aggregate Indebtedness to Net Capital	11.05%

Reconciliation with Company's Computation
(Included in Part II of Form X-17A-5 as of December 31, 2012)

There were no material differences between the computation of net capital under Rule 15c-1 in the above computation and the corresponding unaudited part IIA filing by the company for the year ended December 31, 2012

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2012

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE
15C-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchanges Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

THE HINA GROUP, INC.
(A wholly owned subsidiary of Hina Group Holdings)
For the year ended December 31, 2012

SCHEDULE III
INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondents' possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$0.00
A. Number of items	
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$0.00
A. Number of items	
3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3	No No

Wang & Chou Accountancy Corp.
28 North First Street, #900, San Jose, CA 95113
Tel: (408) 998-1688   Fax: (408) 998-1689

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
The Hina Group, Inc.
San Francisco, California

In planning and performing our audit of the financial statements and supplemental schedule of Hina Group Inc. (the Company), for the year ended December 31, 2012, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3.

2. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Wang & Chou Accountancy Corp.

Wang & Chou Accountancy Corp.
San Jose, California

January 22, 2013

Wang & Chou Accountancy Corp.

28 North First Street, Suite 900
San Jose, CA 95113
Tel: 408-998-1688   Fax: 408-998-1689

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the management of The Hina Group, Inc.
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Standard Stockbrokerage Co. Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating Standard Stockbrokerage Co., Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Standard Stockbrokerage Co. Inc.'s management is responsible for the Standard Stockbrokerage Co. Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.   The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1.   Compared the listed assessment payments in Form SIPC – 7T with respective cash disbursement records entries, through the verification of payment amount with canceled check records, the company paid the total assessment balance and interest due timely. No significant discrepancies found;

2.   Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31,2012 nothing no differences;

3.   Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4.   Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T , nothing no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on the specified elements, accounts or items referred to above. Accordingly, we do not express such an opinion. Had we preformed additional procedures, other matter might have come to our attention that would have been reported to you.

This report relates only to the accounts and items specified above. This report is intended solely for the information and use of the specified users listed above and is not intended to be, and should not be, used by anyone other than those specified parties.

Wang & Chou Accountancy Corp.
San Jose, California

January 22, 2013



DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i)   Broker or Dealer

        Name: THE HINA GROUP, INC.

        Address: TWO EMBARCADERO CENTER, SUITE 2310, SAN FRANCISCO, CA 94111

        Telephone: 415-835-8887

        SEC Registration Number: 8-66091

        FINRA Registration Number:

(ii)   Accounting Firm

        Name: WANG & CHOU ACCOUNTANCY CORP.

        Address: 28 N.1ST STREET #900, SAN JOSE, CA 95113

        Telephone: 408-998-1688

        Accountant's State Registration Number: COR 4987

(iii)   Audit date covered by the Agreement:

                                   (Month) 12   (Day) 31   (Year) 2012

(iv)   The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

                      (X)   is for the annual audit only for the fiscal year ending 2_012_ *

                      ( )   is of a continuing nature providing for successive annual audits.

                      *   if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: _____

Name: _____JUNG-MEI WANG_____

(By Firm's FINOP or President)

Title: _____PRESIDENT_____ Date: FEB 12, 2013